ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com
January 30, 2006

Mark Bellomy
(617) 951-7785
mark.bellomy@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Iomai Corporation
Registration Statement on Form S-1
Filed October 3, 2005
File Number 333-128765
Ladies and Gentlemen:
     On behalf of Iomai Corporation , submitted herewith for filing is Pre-Effective Amendment No. 7 (“Amendment No. 7”) to the Registration Statement referenced above (the “Registration Statement”). Amendment No. 7 is being filed as an exhibit-only filing and includes Exhibit 23.1 which was inadvertently omitted from Pre-Effective Amendment No. 6 to the Registration Statement, as filed earlier today. Besides adding Exhibit 23.1, Amendment No. 7 does not otherwise modify the Registration Statement.
     If you have any questions or comments, please contact the undersigned by telephone at (617) 951-7785 or by facsimile at (617) 951-7050. Thank you for your assistance.
Very truly yours,
/s/ Mark Bellomy
Mark Bellomy

cc:	Stanley C. Erck
Frederick W. Kanner, Esq.